October 14, 2009

VIA EDGAR

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Convergys Corporation—Form 10-K for the Fiscal Year Ended
December 31, 2008 (File No. 1-14379)

Dear Ms. Blye:

Thank you for your letter dated September 30, 2009 setting forth a request for supplemental information relating to the Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) of Convergys Corporation (“Convergys” or “we”) filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2009.

Convergys respectfully submits the following responses to the information requests included in your letter. To facilitate your review, we have included in this letter the captions and numbered comments from your comment letter in italicized text, and have provided Convergys’ response immediately following each comment.

Form 10-K for the year ended December 31, 2008

1.	We note from disclosure on page 41 that you conduct operations in the Middle East, Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria, or Sudan. Please describe to us the nature and extent of your, past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any services, products, equipment, components and technology you have provided to those countries and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

Response:

Convergys does not have, and has not had, any operations or clients in Iran or Sudan. We also do not have and have not had any contracts to supply services, products, equipment, components, or technology or other commercial arrangements with persons or entities in, or the governments of, Iran or Sudan or with entities controlled by the governments of Iran or Sudan, and we do not anticipate doing so in the future. We have no subsidiaries, affiliates, offices of any kind, or employees in Iran, Syria or Sudan and to our knowledge, none of our clients reexport our products to Iran, Syria or Sudan.

In addition, Convergys does not presently have any operations or clients in Syria other than a de minimis maintenance contract for voice mail to a telecommunications company covered by a U.S. export license described below, and we do not anticipate providing any services, products, equipment, components, or technology or otherwise doing business of any kind in Syria in the future unless we obtain authorization to do so pursuant to U.S. Government policy. Convergys’ only past activity in Syria has been de minimis and occurred only as the result of corporate acquisitions described more fully in response to Question 2 below.

2.	We note specifically a September 2005 news article stating that you have a growing number of clients across the Middle East including telecom network operators in Jordan, Oman, Qatar and Syria. Please describe to us the telecom network operator client(s) that you have in Syria and the nature of your business relationship with them, including a description of any agreements covering these client relationships.

Response:

Convergys takes very seriously its obligations to comply with all applicable laws and regulations and maintains a global compliance program to oversee that compliance.

Convergys does not currently have any clients or operations in Syria other than the de minimis voice mail maintenance contract with MTN described below. Convergys’ has in the past had other de minimis activity in Syria as the result of (1) the acquisition of a UK company through a non-US subsidiary which had a 2001 Software and System Services Agreement (“Software Agreement”) with Syriatel Mobile Telecom S.A. (“Syriatel”), a company registered in Syria, and (2) the September 2008 purchase of Intervoice, Inc., which through a UK subsidiary had previously sold voice mail systems to Syriatel in 2002 and to SpaceTel Syria (dba Areeba, n/k/a MTN Syria S.A.) (“MTN”) in 2005 pursuant to export licenses and other authorizations of the U.S. Department of Commerce (after review and concurrence on the licenses by the U.S. Departments of State and Defense). Intervoice ceased to support the Syriatel voice mail system in 2004. Convergys continues to provide maintenance services to MTN through December 31, 2009 on the Intervoice voice mail system in accordance with a U.S. Department of Commerce export license.

The Software Agreement was terminated in July 2009 for non-payment and would have terminated by its terms in December 2009. The Software Agreement included a software license and covered a software system known as “Jupiter”, which is designed to provide billing information for telephone subscribers of Syriatel. No U.S. Persons or U.S. content was involved in this transaction and it was not subject to U.S. export license requirements.

Convergys’ 2008, 2007 and 2006 revenues associated with the Software Agreement were in each case less than $100,000, while Convergys’ consolidated revenues in such years were in excess of $2.7 billion, $2.8 billion and $2.7 billion, respectively. Intervoice received less than $35 in 2008 for maintenance services from MTN. Accordingly, revenues resulting from activities related to Syria represented less than 0.005% of Convergys’ consolidated revenues in each of 2006, 2007 and 2008. Other than a de minimis termination payment with respect to the termination of the Software Agreement, we do not anticipate having any revenue from Syriatel in 2009 and 2009 revenue for MTN maintenance services is expected to be the same as 2008. As indicated above, because our revenues related to Syria constituted such an insignificant portion of our consolidated revenues, we believe that they were, and in the future will be, immaterial to our business, financial condition and results of operations.

We do not believe that a reasonable investor would be surprised to learn that a large multi-national company such as Convergys has sales throughout the world, including in the countries discussed herein, or that such an investor would be concerned by the de minimis and U.S. Government approved business described herein. As you mention in your letter, our subsidiaries’ activities in Syria have been described publicly, including through media reports. To our knowledge, there has been no detrimental impact on our reputation or share value due to these permissible activities. In addition, the subject has not been raised in investor conference calls, investor meetings or other investor correspondence. As such, we do not believe our past operations in Syria will have any impact on our relations with our shareholders or with the investment community.

Based on the foregoing, particularly because of the de minimis size and nature of our past operations in Syria and because we no longer conduct any activities in Syria other than U.S. Government licensed service of a voice mail system for MTN, we do not believe that our operations in Syria, either individually or in the aggregate, are material in terms of the factors that a reasonable investor would deem important in making an investment decision, including factors that would affect Convergys’ reputation or share value.

Convergys acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513.723.6565 should you require further information or have any questions.

Very truly yours, Convergys Corporation

By:	/s/ Earl C. Shanks
Earl C. Shanks Chief Financial Officer

cc:	Jennifer Hardy, Esq.
(Securities and Exchange Commission)